UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)
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Orchids Paper Products Company
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Orchids Paper Products Company
4826 Hunt Street
Pryor, Oklahoma 74361

April 18, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Orchids Paper Products Company to be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 20, 2008, at 9:00 a.m. Central Time.

At the meeting you will be asked to elect seven directors, to ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2008, to amend the Company's Stock Incentive Plan to increase the number of shares that may be issued under the plan from 697,500 to 897,500 and to transact such other business as may properly come before the meeting.

The formal Notice of Annual Meeting of Stockholders and Proxy Statement accompanying this letter provide detailed information concerning matters to be considered and acted upon at the meeting.

Your vote is important. I urge you to vote as soon as possible, whether or not you plan to attend the Annual Meeting. Regardless of whether you expect to attend the Annual Meeting, you may vote by completing, signing, dating and mailing the proxy card.

Thank you for your continued support of Orchids Paper Products Company.

Sincerely,



Robert A. Snyder
President and Chief Executive Officer

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 20, 2008

The 2008 Annual Meeting of Stockholders of **ORCHIDS PAPER PRODUCTS COMPANY**, a Delaware corporation (the "Company"), will be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 20, 2008, at 9:00 a.m. Central Time (the "meeting") to consider and act upon the following matters:

      1. to elect seven directors for one-year terms expiring at the conclusion of the Company's annual meeting in 2009;

      2. to ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2008; and

      3. to amend the Company's Stock Incentive Plan to increase the number of shares that may be issued under the plan from 697,500 to 897,500.

At the meeting, stockholders will also transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors recommends that you vote FOR Items 1, 2 and 3 on the proxy card.

Only stockholders of record at the close of business on April 11, 2008, are entitled to notice of and to vote in person or by proxy at the meeting. At least ten days prior to the meeting, a complete list of stockholders entitled to vote will be available for inspection by any stockholder for any purpose germane to the meeting, during ordinary business hours, at the office of the Secretary of the Company at 4826 Hunt Street, Pryor, Oklahoma 74361. As a stockholder of record, you are cordially invited to attend the meeting in person. Regardless of whether you expect to be present at the meeting, please complete, sign and date the enclosed proxy and mail it promptly in the enclosed envelope. Returning the enclosed proxy will not affect your right to vote in person if you attend the meeting.

The enclosed proxy solicitation material is being mailed to stockholders on or about April 18, 2008, with a copy of the Company's Annual Report, which includes financial statements for the year ended December 31, 2007 and the Company's independent registered public accounting firm's report thereon.

By Order of the Board of Directors

Keith R. Schroeder
Chief Financial Officer and Secretary

Even though you may plan to attend the meeting in person, please execute the enclosed proxy card and mail it promptly. A return envelope (which requires no postage if mailed in the United States) is enclosed for your convenience. Should you attend the meeting in person, you may revoke your proxy and vote in person.

Table of Contents

	Page
Proxy Statement	1
About the Meeting	1
Security Ownership of Certain Beneficial Owners	3
Section 16(a) Beneficial Ownership Reporting Compliance	5
Proposal I. Election of Directors	5
Nominees for Election as Directors	6
Additional Director Information	7
Board of Directors	7
Director Independence	7
Board Committees	8
Selection of Nominees for the Board of Directors	9
Process by Which Security Holders May Send Communications to the Board of Directors	10
Report of the Audit Committee	11
Report of the Compensation Committee on Executive Compensation	12
Compensation Committee Interlocks and Insider Participation	13
Compensation Discussion and Analysis	13
Executive Compensation	21
Summary Compensation Table	21
Stock Option Grants in 2007	21
Outstanding Equity Awards at Fiscal Year-End	22
Option Exercises in Last Fiscal Year	22
Potential Payments Upon Termination or Change in Control	22
Directors Compensation	24
Limitation of Liability and Indemnification	25
Employee Benefit Plans	26
Agreements with Named Executive Officers	26
Certain Relationships and Related Transactions	27
Proposal II. Ratification of Appointment of Independent Registered Public Accounting Firm	28
Fees Paid to Independent Registered Public Accounting Firm	28
Policy Regarding Pre-Approval of Services Provided by the Independent Registered Public Accounting Firm	29
Proposal III. Amendment of Stock Incentive Plan	29
Description of the Plan	30
Federal income Tax Consequences of Awards	32
Use of New Plan Benefits	33
Stockholder Proposals	33
Code of Ethics	33
Other Matters	34
Solicitation of Proxies	34

ORCHIDS PAPER PRODUCTS COMPANY
4826 Hunt Street
Pryor, Oklahoma 74361

2008 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Orchids Paper Products Company, a Delaware corporation (the "Company"), to be voted at the 2008 Annual Meeting of Stockholders of the Company (the "annual meeting" or the "meeting") and any adjournment or postponement of the meeting. The meeting will be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 20, 2008, at 9:00 a.m. Central Time, for the purposes contained in the accompanying Notice of Annual Meeting of Stockholders and in this proxy statement. This proxy statement and the accompanying proxy will be first sent or given to stockholders on or about April 18, 2008.

ABOUT THE MEETING

Why Did I Receive This Proxy Statement?

Because you were a stockholder of the Company as of April 11, 2008 (the "Record Date") and are entitled to vote at the annual meeting, the Board of Directors is soliciting your proxy to vote at the meeting.

This proxy statement summarizes the information you need to know to vote at the meeting. This proxy statement and form of proxy were first mailed to stockholders on or about April 18, 2008.

What Am I Voting On?

You are voting on three items:

1. Election of seven directors for one-year terms expiring at the conclusion of the annual meeting in 2009 (see page 5);

2. Ratification of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2008 (see page 28); and

3. Amendment of the Company's Stock Incentive Plan to increase the number of shares that may be issued under the plan from 697,500 to 897,500 (see page 29).

How Do I Vote?

Stockholders of Record: If you are a stockholder of record, there are two ways to vote:

• by completing and returning your proxy card; or

• by written ballot at the meeting.

Street Name Holders: Shares which are held in a brokerage account in the name of the broker are said to be held in "street name." If your shares are held in street name, you should follow the voting instructions provided by your broker. You may complete and return a voting instruction card to your broker, or, in many cases, your broker may also allow you to vote via the telephone or internet. Check your proxy card for more information. If you hold your shares in street name and wish to vote at the meeting, you must obtain a legal proxy from your broker and bring that proxy to the meeting.

Regardless of how your shares are registered, if you complete and properly sign the accompanying proxy card and return it to the address indicated, it will be voted as you direct.

What Are the Voting Recommendations of the Board of Directors?

The Board of Directors recommends the following votes:

    1. FOR each of the nominees as directors named in this proxy statement;

    2. FOR ratification of the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2008; and

    3. FOR amendment of the Company's Stock Incentive Plan to increase the number of shares that may be issued under the plan from 697,500 to 897,500.

Unless you give contrary instructions on your proxy card, the persons named as proxy holders will vote your shares in accordance with the recommendations of the Board of Directors.

Will Any Other Matters Be Voted On?

We do not know of any other matters that will be brought before the stockholders for a vote at the annual meeting. If any other matter is properly brought before the meeting, your signed proxy card gives authority to Robert Snyder to vote on such matters in his discretion.

Who Is Entitled to Vote at the Meeting?

Only stockholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a stockholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponements or adjournments of the meeting.

If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the meeting. If you do not receive the legal proxy in time, however, you will not be able to vote your shares at the meeting.

How Many Votes Do I Have?

You will have one vote for every share of Orchids Paper Products Company common stock you owned on the Record Date.

How Many Votes Can Be Cast by All Stockholders?

6,328,986 consisting of one vote for each share of Orchids Paper Products Company common stock outstanding on the Record Date. There is no cumulative voting.

How Many Votes Must Be Present to Hold the Meeting?

The holders of a majority of the aggregate voting power of Orchids Paper Products Company's common stock outstanding on the Record Date, or 3,164,493 votes, must be present in person, or by proxy, at the meeting in order to constitute a quorum necessary to conduct the meeting.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible that a quorum has been achieved.

What Vote Is Required to Approve Each Proposal?

In the election of directors, the affirmative vote of a plurality of the votes present in person or by proxy and entitled to vote at the meeting is required. A proxy that has properly withheld authority with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for the purpose of determining whether there is a quorum.

For the proposal to ratify the appointment of Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval. An abstention with respect to this proposal will be counted for the purpose of determining the number of shares entitled to vote that are present in person or by proxy. Accordingly, an abstention will have the effect of a negative vote.

For the proposal to amend the Company's Stock Incentive Plan, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on the proposal will be required for approval. An abstention with respect to this proposal will be counted for the purpose of determining the number of shares entitled to vote that are present in person or by proxy. Accordingly, an abstention will have the effect of a negative vote.

Can I Change My Vote?

Yes. Just send in a new proxy card with a later date or send a written notice of revocation to the Company's Corporate Secretary at the address on the cover of this proxy statement. Also, if you attend the meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

When Will There Be Discretionary Voting Authority?

If you return a proxy card without indicating your vote, your shares will be voted as follows: (i) for each of the nominees for director named in this proxy statement; (ii) for ratification of the appointment of Tullius Taylor Sartain & Sartain LLP as the independent registered public accounting firm for the Company for 2008; (iii) for amendment of the Company's Stock Incentive Plan to increase the number of shares that may be issued under the plan from 697,500 to 897,500; and (iv) in accordance with the recommendation of management on any other matter that may properly be brought before the meeting and any adjournment of the meeting. Should a nominee for director become unavailable to serve, the shares will be voted for a substitute designated by the Board of Directors, or for fewer than seven nominees if, in the judgment of the proxy holders, such action is necessary or desirable.

How Can I Access Orchids Paper Products Company's Proxy Materials and Annual Report Electronically?

This proxy statement and the 2007 annual report are available in the Corporate Governance section of the Company's website, which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investor Resources" followed by "Annual Reports" for the 2007 Annual Report and "SEC Filings" for the proxy statement.

Who Will Bear the Cost of Soliciting Proxies?

The Company will bear the cost of making solicitations from our stockholders and will reimburse banks and brokerage firms for out-of-pocket expenses incurred in connection with this solicitation. Proxies may be solicited by mail or in person by directors, officers, or employees of the Company.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


On the Record Date there were 6,328,986 outstanding shares of the Company's Common Stock, $0.001 par value per share (the "Common Stock"). The following tables set forth certain information known to us with respect to beneficial ownership of the Company's Common Stock as of March 31, 2008 by:

- each person known by us to own beneficially more than 5% of the Company's outstanding Common Stock;

- each of the Company's directors;

- each named executive officer; and

- all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power over securities. The table below includes the number of shares underlying options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2008. It is therefore based on 6,704,954 shares of common stock outstanding as of March 31, 2008. Shares of Common Stock subject to options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2008 are considered outstanding and beneficially owned by the person holding the options or warrants for the purposes of computing beneficial ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361.

Beneficial Owners of More Than Five Percent

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Robert F. Taglich(1)	435,217	6.8%
700 New York Avenue		
Huntington, New York 11743		
Michael N. Taglich(2)	466,716	7.3%
700 New York Avenue		
Huntington, New York 11743		

(1) Includes 52,575 shares of Common Stock issuable under warrants held by Robert F. Taglich.

(2) Includes 52,575 shares of Common Stock issuable under warrants held by Michael N. Taglich.

Beneficial Ownership of Directors, Director Nominees and Executive Officers

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent Beneficially Owned
Robert Snyder(1)	45,000	*
Keith R. Schroeder(2)	122,533	1.9%
Gary P. Arnold(3)	181,678	2.9%
Steven R. Berlin(4)	12,900	*
John C. Guttilla(5).	13,250	*
Douglas E. Hailey(6).	154,573	2.4%
Jeffrey S. Schoen(7)	7,500	*
Jay Shuster(8)	23,124	*
All directors and executive officers as a group (8 persons)	560,558	8.5%

* Indicates ownership of less than 1%.

(1) Includes 45,000 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Snyder.

(2) Includes 114,000 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Schroeder.

(3) Includes 5,763 shares of Common Stock issuable under warrants held by Mr. Arnold and 11,250 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Arnold.

(4) Includes 11,250 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Berlin.

(5) Includes 11,250 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Guttilla.

(6) Includes 47,305 shares of Common Stock issuable under warrants held by Mr. Hailey and 3,750 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Hailey.

(7) Includes 7,500 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Schoen.

(8) Includes 13,750 shares of Common Stock issuable upon exercise of stock options granted under the Stock Incentive Plan held by Mr. Shuster.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, persons who beneficially own more than ten percent of a registered class of the Company's equity securities, and certain other persons to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC, and to furnish the Company with copies of the forms. Based solely on its review of the forms it received, or written representations from reporting persons, the Company believes that all of its directors, executive officers and beneficial owners of greater than ten percent of the outstanding Common Stock complied with all such filing requirements during 2007 except that John C. Guttilla purchased 2,000 shares of Common Stock on November 14, 2007 that was reported on Form 4 on November 19, 2007.

PROPOSAL I.

ELECTION OF DIRECTORS

The Company's Board of Directors presently has seven members with each member serving a one-year term.

All of the Company's directors hold office until the end of the next annual meeting of stockholders or until their successors are duly elected and qualified.

The Nominating and Corporate Governance Committee of the Board of Directors has nominated each of the Company's current directors, Gary P. Arnold, Steven R. Berlin, John C. Guttilla, Douglas E. Hailey, Jeffrey S. Schoen, Jay Shuster and Robert A. Snyder, to be re-elected to serve until the 2009 Annual Meeting of Stockholders or until their successors are duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NAMED NOMINEES

Proxies cannot be voted for a greater number of persons than the number of nominees named below. Unless otherwise specified, all proxies will be voted in favor of the seven nominees listed above for election as directors of the Company.

The Board of Directors has no reason to expect that any of the nominees will be unable to stand for election on the date of the meeting or for good cause will not serve. If a vacancy occurs among the original nominees prior to the meeting, the proxies will be voted for a substitute nominee named by the Board of Directors and for the remaining nominees. Directors are elected by a plurality of the votes present in person or by proxy and entitled to vote at the meeting.

The following information is furnished as of March 31, 2008, for each of the nominees for the Board of Directors:

Nominees for Election as Directors

Set forth below is the name, age, position and a brief account of the business experience of each of the Company's directors and nominees.

Gary P. Arnold, 66 Director since 2005 Former Chief Executive Officer of Analogy, Inc.

Mr. Arnold has significant international and domestic experience in the electronics industry in the areas of finance, strategic planning and operations, and has been involved in numerous capital market transactions. He spearheaded the turnaround at Tektronix Corp. where he was Chief Financial Officer from 1990 to 1992, and later served as Chairman and CEO of Analogy, Inc., a provider of design automation software used in the automotive industry, from 1993 to 2000. Since 2000, Mr. Arnold has been a private investor, and currently serves on the boards of directors of National Semiconductor Corp. (NYSE: NSM) and Gulfstream International Group, Inc. (AMEX: GIA). Mr. Arnold is a certified public accountant and holds a BS degree in accounting from East Tennessee State University and a JD degree from the University of Tennessee School of Law.

Steven R. Berlin, 63 Director since 2005 Former Vice President and Chief Financial Officer of Kaiser-Francis Oil Company

Since January 2006, Mr. Berlin has been an independent financial consultant. Mr. Berlin was Vice President of Kaiser-Francis Oil Company from 2004 to January 2006, and the Vice President and Chief Financial Officer of Kaiser-Francis Oil Company from 1999 to 2004. He held the positions of Chief Financial Officer, Secretary and Treasurer of PetroCorp Corporation from 1999 to 2004 and was a director of PetroCorp Corporation from 2001 to 2004. Mr. Berlin was on the faculty of the University of Tulsa, where he taught business and finance courses, from 1996 to 1999. Prior to joining the faculty at the University of Tulsa, Mr. Berlin worked for CITGO Petroleum Corporation and its predecessors in various financial and management positions, including the last ten years as Chief Financial Officer. He is a member of the board of directors of North American Palladium Limited (AMEX: PAL). Mr. Berlin received his BSBA degree from Duquesne University, his MBA from the University of Wisconsin and is a graduate of the Stanford Executive Program. He is a certified public accountant.

John C. Guttilla, 51 Director since 2005 Principal of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Since 1988, Mr. Guttilla has been a principal and director in the financial services department of the public accounting firm of Rotenberg Meril Solomon Bertiger & Guttilla, P.C. Mr. Guttilla focuses on providing tax structuring and compliance advice in the area of real estate, entertainment, brokerage, manufacturing, printing, restaurant and construction. He is a certified public accountant and a member of the American Institute of Certified Public Accountants. Mr. Guttilla holds a BS degree in accounting from Fordham University and a Masters degree in taxation from St. John's University.

Douglas E. Hailey, 46 Director since 2005 Managing Director of Taglich Brothers, Inc.

Mr. Hailey is a Managing Director of the Investment Banking Division of Taglich Brothers, Inc., a New York-based full service brokerage firm that specializes in private equity placements for small public companies. Mr. Hailey joined Taglich Brothers in 1994. Mr. Hailey serves on the boards of directors of Williams Controls, Inc. (NASDAQ: WMCC) and Gulfstream International Group, Inc. (AMEX: GIA). Mr. Hailey received a BA degree in Business Administration from Eastern New Mexico University and an MBA from the University of Texas.

Jeffrey S. Schoen, 47 Director since 2007 Former Executive Vice President of Cumberland Swan, Inc.

From 2002 through 2006, Mr. Schoen served as Executive Vice-President of Cumberland Swan, Inc., a private label manufacturer of personal care products. From 1999 through 2002, Mr. Schoen was employed by Paragon Trade Brands, a private label manufacturer of disposable diapers and training pants, last serving as Vice President of Operations. Mr. Schoen holds a BS degree in chemical engineering from the University of Wisconsin.

Jay Shuster, 53 Director since 2006 Chairman of the Board of Orchids Paper Products Company and Former Chief Operating Officer of Rock-Tenn Company

For the past six years Mr. Shuster has worked as an independent consultant. Mr. Shuster was employed by the Rock-Tenn Company (NYSE: RKT) from 1979 through 2000 last serving as the company's Chief Operating Officer from 1992 through 2000. Prior to 1992, he held the positions of Executive Vice President and Chief Operating Officer, Executive Vice President and General Manager of two operating divisions, and Chief Financial Officer. He serves on the boards of directors of Atlantis Plastics, Inc. (NASDAQ: ATPL) and Box Board Products Inc. Mr. Shuster is a certified public accountant and holds a BS degree in Business Administration from the University of Florida.

Robert A. Snyder, 59 Director since 2007 Chief Executive Officer and President of Orchids Paper Products Company

Mr. Snyder has been the Company's Chief Executive Officer and President since August 2007. He previously served as General Manager and Vice President and General Manager of Kruger, Incorporated, responsible for a premium grade tissue mill from October 2005 to July 2007 and newsprint mill, timberlands and power company where he served as Vice-President and General Manager from October 2002 to October 2005. He was a Mill Manager for Great Northern Paper, Inc. from January 2002 to October 2002, and General Manager of the Paper Business unit for Alliance Forest Products U.S. Corporation from 1999 to 2001. Previously, Mr. Snyder was the Vice President and General Manager (1992-1999) and the Production Manager (1985-1992) for Bear Island Paper Co. and Bear Island Timber Co. Mr. Snyder received a BS degree in Paper Science and Engineering from the State University of New York at Syracuse and a BS degree from Syracuse University.

Additional Director Information

Mr. Berlin served as Chief Financial Officer and as a director of Great Plains Airlines, a regional airline headquartered in Tulsa, Oklahoma, from March 2001 to January 22, 2004. On January 23, 2004, Great Plains Airlines filed a voluntary petition under Chapter 11 of the federal bankruptcy laws. The company is currently being liquidated under Chapter 7 of the federal bankruptcy laws.

Board of Directors

Currently, we have a seven-member Board of Directors. All of the directors hold office until the next annual meeting of stockholders or until their successors are duly qualified.

The Board of Directors held eight meetings during the fiscal year which ended December 31, 2007. During 2007, each director attended at least 75% of the aggregate of the regular meetings of the Board of Directors and meetings of the committees of the Board on which he served. All of the directors attended the annual meeting of stockholders held on June 19, 2007. The directors discharge their responsibilities throughout the year, not only at such Board of Directors and committee meetings, but through personal meetings and other communications with members of management and others regarding matters of interest and concern to the Company.

Director Independence

The Company periodically reviews the independence of each director. Pursuant to this review, the directors and officers of the Company, on an annual basis, are required to complete and forward to the Corporate Secretary a detailed questionnaire to determine if there are any transactions or relationships between any of the directors, officers and the Company (including immediate family and affiliates). If any transactions or relationships exist, the Company then considers whether such transactions or relationships are inconsistent with a determination that the director is independent in accordance with the applicable standards of the American Stock Exchange and the SEC. Pursuant to this process, the Board of Directors has determined that Mr. Arnold, Mr. Berlin, Mr. Guttilla, Mr. Schoen and Mr. Shuster qualify as independent directors.

Board Committees

The Board of Directors has three committees established in the Company's bylaws: the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Each of the members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee is an independent director.

Audit Committee. The Company has established an Audit Committee consisting of Mr. Guttilla, who chairs the committee, and Messrs. Arnold and Berlin. The Audit Committee is governed by a written charter, available in the Corporate Governance section of the Company's website which can be accessed from the Company's homepage at *http//www.orchidspaper.com* by selecting "Investor Relations" and then "Corporate Governance," which must be reviewed, and amended if necessary, on an annual basis. Under the charter, the Audit Committee must meet at least four times a year and is responsible for reviewing the independence, qualifications and quality control procedures of the Company's independent auditors, and is responsible for recommending the initial or continued retention, or a change in, the Company's independent auditors. In addition, the Audit Committee is required to review and discuss with the Company's management and independent auditors the Company's financial statements and the Company's annual and quarterly reports, as well as the quality and effectiveness of the Company's internal control procedures and critical accounting policies. The Audit Committee Charter also requires the Audit Committee to review potential conflict of interest situations, including transactions with related parties, and to discuss with the Company's management other matters related to the Company's external and internal audit procedures. The Audit Committee has adopted a pre-approval policy for the provision of audit and non-audit services performed by the Company's independent auditors. The Board of Directors has determined that Mr. Berlin is an Audit Committee financial expert. The Audit Committee held eight meetings in 2007. A copy of the report of the Audit Committee is on page 11.

Compensation Committee. The Company has also established a Compensation Committee consisting of Mr. Schoen, who chairs the committee, and Messrs. Arnold and Guttilla. The Compensation Committee is governed by a written charter, available in the Corporate Governance section of the Company's website which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investor Resources" and then "Corporate Governance." The Compensation Committee is responsible for making recommendations to the Board of Directors regarding compensation arrangements for the Company's executive officers, including annual bonus compensation, and consults with the Company's management regarding compensation policies and practices. The Compensation Committee also reviews and makes recommendations to the Board of Directors regarding compensation of directors. The Compensation Committee also makes recommendations concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans. The processes and procedures used for the consideration and determination of executive compensation are described in the section of the proxy captioned "Compensation Discussion and Analysis." The Compensation Committee held six meetings in 2007.

Nominating and Corporate Governance Committee. The Company has also established a Nominating and Corporate Governance Committee consisting of Mr. Berlin, who chairs the committee, and Messrs. Guttilla and Schoen. The Nominating and Corporate Governance Committee is governed by a written charter, available in the Corporate Governance section of the Company's website which can be accessed from the Company's homepage at *http://www.orchidspaper.com* by selecting "Investor Resources" and then "Corporate Governance." The Nominating and Corporate Governance Committee is responsible for submitting to the Board of Directors a proposed slate of directors for submission to the stockholders at the Company's annual meeting, recommending director candidates in view of pending additions, resignations or retirements, developing criteria for the selection of directors, reviewing suggested nominees received from stockholders and reviewing corporate governance policies and recommending changes to the full Board of Directors. As set forth above, the members of the Nominating and Corporate Governance Committee qualify as "independent directors" under the American Stock Exchange rules. The Nominating and Corporate Governance Committee held three meetings in 2007.

Selection of Nominees for the Board of Directors

The Nominating and Corporate Governance Committee is responsible for identifying and recommending to the Board of Directors candidates to serve as members of the Board of Directors. The Nominating and Corporate Governance Committee has not adopted specific, minimum qualifications that nominees must meet in order for the committee to recommend them to the Board of Directors, but rather each nominee is individually evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board of Directors.

The Nominating and Corporate Governance Committee will consider candidates submitted from a variety of sources (including, without limit, incumbent directors, stockholders, Company management and third-party search firms) when reviewing candidates to fill vacancies and/or expand the Board of Directors. The committee will then evaluate each potential candidate's educational background, employment history, outside commitments and other relevant factors to determine whether he/she is potentially qualified to serve on the Board of Directors. The committee will seek to identify and recruit the best available candidates, and will endeavor to evaluate qualified stockholder nominees on the same basis as those submitted by members of the Board of Directors, third-party search firms or other sources.

After completing this process, the committee will determine whether one or more candidates are sufficiently qualified to warrant further investigation. If the process yields one or more desirable candidates, the committee will rank them by order of preference, depending on their respective qualifications and the Company's needs. The committee chair, or another director designated by the committee chair, will then contact the preferred candidate(s) to evaluate their potential interest and to set up interviews with the full committee. All such interviews will be held in person, to the extent possible, and will include only the candidate and the committee members. Based upon interview results and appropriate background checks, the committee will decide whether it will recommend the candidate's nomination to the full Board of Directors.

The committee may, in its discretion, choose, from time to time, to use additional resources (including independent third-party search firms) if it determines that such resources could enhance a particular director search.

Any stockholder wishing to submit a candidate for consideration should send the following information to the Corporate Secretary, Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361:

- Stockholder's name, number of shares owned, length of period held, and proof of ownership;

- Name, age and address of candidate;

- A detailed resume describing among other things the candidate's educational background, occupation, employment history, and material outside commitments (e.g., memberships on other boards and committees, charitable foundations, etc.);

- A supporting statement which describes the candidate's reasons for seeking election to the Board of Directors, and documents his/her ability to serve on the Board of Directors;

- Any information relating to the candidate that is required to be disclosed in the solicitation of proxies for election of directors;

- A description of any arrangements or understandings between the stockholder and the candidate;

- Any other information that would be useful to the committee in considering the candidate; and

- A signed statement from the candidate, confirming his/her willingness to serve on the Board.

The Corporate Secretary will forward such materials to the committee chair and the Chairman of the Board. The Corporate Secretary will also maintain copies of such materials for future reference by the committee when filling Board of Directors positions.

Stockholders may submit potential director candidates at any time pursuant to these procedures. The committee will consider such candidates if a vacancy arises or if the Board of Directors decides to expand its membership, and at such other times as the committee deems necessary or appropriate. Separate procedures apply, as provided in the Bylaws, if a stockholder wishes to submit at an annual meeting a director candidate that is not approved by the committee or the Board of Directors. See "STOCKHOLDER PROPOSALS."

Process by Which Security Holders May Send Communications to the Board of Directors

The Board of Directors has adopted a policy to provide a process for holders of the Company's securities to send written communications to the Board of Directors. Any stockholder wishing to send communications to the Board of Directors should send the written communication and the following information to the Company's Corporate Secretary, Orchids Paper Products Company, 4826 Hunt Street, Pryor, Oklahoma 74361:

- stockholder's name, number of shares of Common Stock owned, length of period held, and proof of ownership;

- name, age, business and residential address of stockholder; and

- any individual director or committee to which the stockholder would like to have the written statement and other information sent.

The Corporate Secretary, or his or her designee, will collect and organize all of such stockholder communications as he or she deems appropriate and, at least once each year, forward these materials to the Chairman of the Board, any committee chair or individual director. The Corporate Secretary may refuse to forward material which he or she determines in good faith to be scandalous, threatening or otherwise inappropriate for delivery. The Corporate Secretary will also maintain copies of such materials.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors of Orchids Paper Products Company (the "Committee") is composed of three directors who, in the judgment of the Board of Directors, meet the independence requirements of the Company's charter and the American Stock Exchange rules. The Committee operates under a charter adopted by the Board of Directors. The primary function of the Audit Committee is to assist the Board of Directors in its oversight of the Company's financial reporting processes. Management is responsible for the Company's financial statements and overall reporting process, including the system of internal controls. The independent auditors are responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles.

The Committee submits the following report pursuant to the SEC rules:

- The Committee has reviewed and discussed with management and with Tullius Taylor Sartain & Sartain LLP, the Company's independent registered public accounting firm, the audited financial statements of the Company for the year ended December 31, 2007 (the "Financial Statements").

- Tullius Taylor Sartain & Sartain LLP has advised the management of the Company and the Committee that it has discussed with them all the matters required to be discussed by Statement of Auditing Standards No. 61, as modified, which include among other items, matters related to the conduct of the audit of the Financial Statements.

- The Committee has received from Tullius Taylor Sartain & Sartain LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (which relates to the auditor's independence from the Company and its related entities) and has discussed Tullius Taylor Sartain & Sartain LLP's independence with them.

- Based upon the aforementioned review, discussions and representations of Tullius Taylor Sartain & Sartain LLP, and the unqualified audit opinion presented by Tullius Taylor Sartain & Sartain LLP on the Financial Statements, the Committee recommended to the Board of Directors that the Financial Statements be included in the Company's Annual Report on Form 10-K. The Committee has reviewed the performance of services provided by Tullius Taylor Sartain & Sartain LLP in 2007 and the proposed audit plan for 2008 and, based upon those reviews and other considerations, recommends that Tullius Taylor Sartain & Sartain LLP be selected as the independent registered public accounting firm for the Company for fiscal 2008.

Respectfully submitted,

John C. Guttilla, Chairman
Gary P. Arnold
Steven R. Berlin

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors of Orchids Paper Products Company is primarily responsible for reviewing, approving and overseeing Orchids' compensation plans and practices, and works with management and the committee's compensation consultant to establish Orchids' executive compensation philosophy and programs. The committee has reviewed and discussed the Compensation Discussion and Analysis for the year ended December 31, 2007 with management and has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Jeffrey S. Schoen, Chairman
Gary P. Arnold
John C. Guttilla

The Report of the Audit Committee and the Report of the Compensation Committee on Executive Compensation will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement or portions thereof into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised of Jeffrey S. Schoen, who chairs the committee, Gary P. Arnold and John C. Guttilla, none of whom are employees or current or former officers of the Company, and none of whom had any relationship with the Company required to be disclosed under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." None of the Company's Compensation Committee members and none of the Company's executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

COMPENSATION DISCUSSION AND ANALYSIS

This section provides information regarding the compensation for Mr. Snyder, our President and Chief Executive Officer, Mr. Schroeder, our Chief Financial Officer, and Mr. Sage, our former President and Chief Executive Officer, whom we refer to collectively as the named executive officers. In April, 2007, Mr. Sage announced his retirement as President and Chief Executive Officer, effective July 15, 2007 and on August 20, 2007, we appointed Mr. Snyder to be our new President and Chief Executive Officer. During the interim period, Mr. Schroeder assumed the role of President and Chief Executive Officer, along with his duties as Chief Financial Officer. This section includes information regarding the overall objectives of our compensation programs, the means by which we make compensation decisions and each element of compensation that we provide.

The compensation of our named executive officers is composed principally of a base salary, a cash bonus and equity-based compensation in the form of stock options. In addition, our named executive officers are entitled to matching contributions to our 401(k) plan and certain perquisites.

Compensation decisions are made by the Compensation Committee of our Board of Directors, with significant input from Mr. Shuster, the chairman of our Board of Directors, and from Mr. Snyder for compensation of his direct reports.

Objectives of Compensation

In general, the objectives of our compensation programs are to:

- attract and retain key personnel by providing total compensation that is internally equitable and externally competitive;

- motivate key personnel by providing performance-based incentives to achieve our financial goals and long term business plans; and

- align management's and shareholders' interests by granting stock options and other equity-linked compensation.

To achieve these goals, the Compensation Committee implements and maintains compensation plans that tie a substantial portion of our named executive officers' overall compensation to productivity and profitability improvement, and thus improved shareholder value. All of our named executive officers have entered into employment agreements and their base compensation is based on the contractual obligations under those agreements. In addition, the Compensation Committee evaluates compensation on an ongoing basis and makes adjustments as it believes are necessary to fairly compensate our executives and to retain their services.

Establishing Executive Compensation

Role of the Compensation Committee. The Compensation Committee discharges the Board of Directors' responsibilities relating to compensation matters. Its role is to review our compensation programs, policies and practices and to set the compensation for each named executive officer.

The Compensation Committee reviews the performance of each named executive officer, the financial and other performance of the Company and considers the appropriate level of compensation for each named executive officer. The Compensation Committee considers the total compensation for each named executive officer as well as the individual elements of their compensation, including base salary and potential cash bonus payments, vested and unvested stock options, perquisites and payments under various termination and change of control scenarios. In setting compensation, the committee's decisions are informed by the Company's compensation objectives and by the market for executive talent based on the committee members' personal experience, contacts in the paper industry, and publicly available information.

In January of each year, the committee determines bonus payments for the named executive officers based on individual and Company performance against the targets set in the prior year's bonus program and determines whether any of the discretionary bonus pool available in the bonus plan should be paid to any of the named executive officers. At the same time, the Compensation Committee determines the metrics for the new year's bonus program, based, in part, on input received from the Chief Executive Officer.

As part of this annual review, the Compensation Committee also considers the structure of the Company's compensation arrangements and how well that structure furthers the Company's compensation objectives. In 2007, the Compensation Committee decided to restructure the bonus program to be primarily driven by quantitative performance metrics that are critical to the Company's success. The outcome of this year's review was the determination that the Company needed to adjust the bonus metrics associated with paper making efficiency, and to place greater emphasis on EBITDA as a bonus metric for the named executive officers. The annual review is conducted in consultation with Jay Shuster acting as a compensation consultant. The Company's chief executive officer participates in the process for setting the compensation for Mr. Schroeder, and both Mr. Snyder and Mr. Schroeder have considerable input in determining the metrics used in the bonus program and in making compensation decisions for other officers and employees.

Role of Compensation Consultants. The Company and the Compensation Committee have not historically relied upon the advice of compensation consultants in determining the structure of its compensation arrangements or named executive officer compensation. In 2007, however, the Compensation Committee engaged the services of our Chairman, Jay Shuster, to review the compensation package of our officers and to develop the metrics to be used in our bonus program. We compensated Mr. Shuster for these services as part of his consulting arrangement with the Company. Mr. Shuster had industry expertise, and was interviewed and approved by the Board of Directors. Our named executive officers work with Mr. Shuster each year to define the metrics to be used for the Company's current year bonus program and prepare recommendations for the Compensation Committee.

Role of the Chief Executive Officer. The Chief Executive Officer assists the Compensation Committee in reaching compensation decisions by developing recommended compensation for the Company's other officers. Our Chief Financial Officer's employment agreement requires that his salary be reviewed by the Chief Executive Officer on an annual basis. The Chief Executive Officer may also consult informally with the Compensation Committee and the Chairman prior to presenting his recommendations to the Compensation Committee for their review and discussion to ensure that his recommendations will best reflect our compensation objectives. The Chief Executive Officer also prepares recommendations for the metrics of the bonus plan each year, in consultation with the Chief Financial Officer and Mr. Shuster, as consultant to the Company.

Role of Employment Agreements. We consider employment agreements to be an important part of recruiting and retaining qualified executive officers. All of the named executive officers have entered into employment agreements with us. Our employment agreements with the named executive officers establish the named executive officers' initial base compensation. Employment agreement terms also include severance and change-in-control provisions. The Compensation Committee's judgment is that employment agreements are beneficial for us. These employment agreements are described in further detail under "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS."

Elements of Compensation

In connection with the acquisition of the Company in March 2004, we entered into employment agreements with Mr. Sage and Mr. Schroeder addressing specific compensation arrangements in order to retain those executive officers. Our employment agreement with Mr. Snyder was entered into effective August 20, 2007 in connection with his appointment as President and Chief Executive Officer. The terms of these employment agreements were individually developed based on a number of factors, including the particular executive's position, his scope of duties, his experience, his past performance, our compensation goals and the market for executive talent.

Our chief competitors for executive talent are other pulp and paper industry companies. Based on the knowledge and experience of Mr. Shuster and the Compensation Committee, we consider the market for executive talent in our industry and in our region as a way to improve our ability to attract and retain talented executive officers. As such, when we consider the appropriate level of compensation to be externally competitive, we primarily consider the market for executive talent based upon the experience of the compensation committee members and Mr. Shuster and their contacts in the paper industry. We do not benchmark our overall compensation arrangements, or any of the individual elements of compensation, against the compensation arrangements of any other company or group of companies.

Most of our compensation elements fulfill one or more of our compensation objectives. The elements of total compensation for our named executive officers are:

- base compensation;

- cash bonus compensation;

- equity-based compensation;

- 401(k) plans; and

- perquisites.

Base compensation. In general, we provide the opportunity for our chief executive officer, chief financial officer and other executive officers to earn a competitive, annual base salary. We provide this opportunity to attract and retain a high caliber of talent for the position, and to provide a base wage that is not subject to the Company's performance risk. For the named executive officers, the minimum base salary is established in their employment agreements, subject to increases at the discretion of the Compensation Committee. The base salary is established such that it is competitive for the responsibilities of the position taking into account our industry and geographic location. Under the terms of his employment agreement, on each September 1 Mr. Snyder's base salary adjusts upward based on increases to the consumer price index for the Midwest Urban metropolitan with a population between 50,000 and 1,500,000 people. In addition, the Compensation Committee reviews base salaries for the Company's executive officers periodically and makes increases or decreases based on both Company and individual performance and competitive considerations.

The following table lists the base compensation set by the Compensation Committee for each of the named executive officers in 2006 and 2007, along with the percentage change from year to year:

	2006	2007	Percentage Change
Robert A. Snyder	—	$250,000	—
Keith R. Schroeder	$145,806	$154,800	6%
Michael P. Sage	$225,000	$225,000	0%

After a review of the performance of the Company during 2006 and 2007, including financial performance and operational improvements, no adjustments were made to Mr. Sage's base compensation. Mr. Schroeder's base compensation was adjusted following a review of his performance and increasing responsibilities following the

Company's initial public offering in July 2005. Mr. Snyder's base salary was established using Mr. Sage's base salary and car allowance perquisite, and on negotiations with Mr. Snyder.

Cash bonus compensation. We have a relatively short history as a public company. Prior to going public in July 2005, almost all awards were discretionary and not based on pre-established performance objectives. As part of the process of going public, we did a limited review of compensation practices in our industry, based on publicly available industry information. Based on that review, the Compensation Committee established a targeted bonus potential range for each executive position. While the committee established this bonus range, it did not link bonus awards to achieving specific Company or individual performance targets. Thus, to determine bonus to be awarded for 2006, the Compensation Committee reviewed the Company's and each executive's performance for the year and granted bonus awards based on a qualitative evaluation of that performance.

In 2007, the Company engaged Jay Shuster to design a new performance bonus program. Mr. Shuster recommended a more formalized, formula driven program, including target metrics and potential bonus ranges based on the elements critical to our financial results and on his knowledge and experience in the industry. This program was adopted for 2007 and ensuing years. Although the new program allows for subjectively based awards, including awards from a discretionary bonus pool, as well as the formula driven ones, the committee believes that formula driven awards provide fairer results for both the employees and the Company's stockholders. The Company does not anticipate granting significant subjectively determined bonuses under the new program. The Company's principal financial metric is earnings before interest expense, taxes, depreciation, and amortization (EBITDA). For the manufacturing of parent rolls, we use an efficiency metric based on tons of paper produced per day. This represents a change from the paper making efficiency metric we used in 2007, as discussed in more detail below. For our converting process, we use an efficiency metric based on actual output versus rated capacity for our converting machines. Cash bonuses for named executive officers are determined based on the Company's performance against predetermined targets for each of these three metrics for the fiscal year. In addition, the Compensation Committee may identify additional operational challenges for the Company and create specific bonus objectives linked to successfully addressing those challenges. For certain sales and marketing employees, the Company uses a sales volume metric to calculate a substantial portion of their bonus payments.

In 2008, a discretionary bonus pool was added to the program. The amount of the bonus pool is set each year by the Compensation Committee, following the receipt of a recommended amount from the Chief Executive Officer, the Chief Financial Officer and Mr. Shuster, as consultant. For 2008, the amount available in the discretionary bonus pool is $50,000. The discretionary bonus pool allows the Company to award both named executive officers and other employees for specific performance not named in the performance metrics of the formula-driven bonus plan.

Late in the Company's fiscal year, the Compensation Committee begins working with our executive officers to establish performance goals for the next year. The bonus program is designed to provide additional compensation to those individuals whose performance has helped the Company meet or exceed its annual performance targets. In general, the program is designed such that those who can most affect the Company's performance have the largest portion of their total potential compensation at risk.

Our objective is to provide clear incentives to achieve the Company's goals for the next year and to position the Company to achieve higher levels of financial performance for future years. Accordingly, it is the expectation of the Compensation Committee that the Company should earn a minimum EBITDA level, and improve its productivity so that it achieves its goal of being a low cost producer of tissue products. Productivity improvements are expected in both paper and converting production. The range of target metrics and percentage payouts that correspond to the target metric range are established each year to provide a graduated payout scale.

For 2008, Executive officers are first eligible to receive bonus payments when current year performance exceeds the prior year's performance in the relevant operating metrics. We target a bonus payment of 60% of the maximum bonus available, which represents the achievement of the operating metrics used in our annual budget. As a result, our executive officers have significant financial incentive to exceed our budget.

For 2007, the compensation committee originally set the performance at which executive officers were first eligible to receive bonus payments at a level above the Company's actual performance in 2006. These minimum targets reflected the committee's expectations for improvement in each of EBITDA, papermaking efficiency and converting efficiency. Bonus levels increased on a graduated scale from these fixed minimums, with a target bonus based upon budget projections equal to 50% of the maximum payment. In the middle of 2007, in connection with the retirement of the Company's Chief Executive Officer, the Compensation Committee reviewed the bonus scale and determined to adjust it downward. The Company's performance to that point in the year suggested that the original minimum bonus levels were unattainable, due to the unexpected rise in the price of waste paper and the disruption to management caused by the retirement of the Company's Chief Executive Officer. The minimum EBITDA and efficiency targets were adjusted downward. The new minimum targets still required improved performance over 2006. In order to provide incentives for the executive officers to achieve improvements in Company performance, and because of the unusual events hindering the achievement of the original targets, the committee believed that it was in the best interest of the Company to have attainable bonus targets.

The Company's chief financial officer certifies the accuracy and consistency of the bonus calculation and presents the calculations to the Compensation Committee in January of each year and at other times as requested by the Compensation Committee.

The following table summarizes the bonus payments made to each of our named executive officers for 2006 and 2007 and the targeted bonus payments for 2008:

	2006	2007	Percentage Change	Targeted 2008	Percentage Change
Robert A. Snyder	—	$150,000(1)	—	$150,000	0%
Keith R. Schroeder	$ 58,000	$ 60,000	3.4%	$ 93,000	55%
Michael P. Sage	$135,000	$ 0(2)	(100)%	—	—

(1) Mr. Snyder was paid a bonus of $54,650 in 2007, representing $150,000 multiplied by the number of days Mr. Snyder was employed by us during 2007 (133) divided by 365. The $150,000 bonus target was a market-based negotiation in order to attract Mr. Snyder.

(2) Mr. Sage retired from the Company in July 2007 and consequently was not entitled to receive a bonus, regardless of the Company's performance.

	Robert A. Snyder			
Metric	2007 Bonus	2007 Payment	2008 Bonus	Targeted 2008 Payment
EBITDA	—	—	80%	$120,000
Converting Efficiency	—	—	10%	$ 15,000
Paper Making Efficiency	—	—	10%	$ 15,000
Maximum Bonus	—	$54,650(1)	100%	$150,000

(1) Mr. Snyder's bonus payment in 2007 was guaranteed under the terms of his employment agreement. His bonus represents a pro rata portion of an annual bonus of $150,000.

	Keith R. Schroeder			
Metric	2007 Bonus	2007 Payment	2008 Bonus	Targeted 2008 Payment
EBITDA	50%	$30,960	80%	$74,400
Converting Efficiency	20%	$ 0	10%	$ 9,300
Paper Making Efficiency	20%	$ 0	10%	$ 9,300
Refinancing	10%	$15,480	—	—
Discretionary	N/A	$13,560	—	—
Maximum Bonus	100%	$60,000	100%	$93,000

In 2007, we awarded Mr. Schroeder's bonus based on the Company's EBITDA as described for Mr. Snyder. The committee also based his bonus on his ability to refinance the Company's credit facility. In addition, Mr. Schroeder was also paid a discretionary bonus in respect of his extra workload and leadership required during his service as Interim President and Chief Executive Officer from July 15, 2007 to August 20, 2007. The

Compensation Committee determined to include this subjective criteria because it felt that this task was a critical operational objective for the year. The committee determined that Mr. Schroeder had delivered a very competitive re-financing package for the Company. The Company did not meet the minimum levels of efficiency in either paper making or converting and Mr. Schroeder did not receive a bonus for either metric.

For 2008, the Compensation Committee decided to place greater emphasis on EBITDA because it believes that Mr. Schroeder, as the chief financial officer, should focus primarily on the Company's key financial metric and should be encouraged to consider all means for improving EBITDA, including converting efficiency and paper making efficiency as well as other operational and financial means for improving overall financial results.

| | Michael P. Sage | |
Metric	2007 Bonus	2007 Payment
EBITDA	50%	0%
Converting Efficiency	25%	0%
Paper Making Efficiency	25%	0%
Maximum Bonus	100%	0%

Mr. Sage retired from the Company in July 2007 and consequently was not entitled to receive a bonus, regardless of the Company's performance.

The following table shows the Company's performance targets for EBITDA and the corresponding percentage of the bonus award tied to such metric that is payable if we meet such target:

| EBITDA | | | |
2007 Goals	Bonus	2008 Goals	Bonus(1)
<$9,000,000	0%	<$8,600,000	0%
9,000,000	20%	9,700,000	20%
9,900,000	30%	10,600,000	30%
10,800,000	40%	11,500,000	40%
11,800,000	50%	12,500,000	50%
		14,255,000	60%
12,700,000	65%		
		14,750,000	70%
13,600,000	80%	15,250,000	80%
		15,750,000	90%
14,500,000	100%	16,250,000	100%

(1) For EBITDA between $8,600,000 and $9,700,000, bonus percentages are on a graduated scale from 0% to 20%. For EBITDA above $9,700,000, bonus percentages are fixed at the numbers indicated until the next bonus threshold is achieved.

The established target range is intended to provide our named executive officers the opportunity to earn substantial bonuses beyond the targeted bonus level if the Company achieves levels of EBITDA beyond the targeted level, thereby providing incentives to maximize the Company's financial performance. The EBITDA bonus goals for 2008 have been established using the actual results from 2007 as a base.

The performance targets for papermaking efficiency for both 2007 and 2008 are designed to reward our named executive officers if the Company achieves levels of papermaking efficiencies beyond the prior year's performance. In 2007, papermaking efficiency was measured as the actual operating hours of our paper machines as a percentage of their maximum annual operating hours. In 2008, we will measure papermaking efficiency based on the daily average tons of paper we produce. Based on our annual budgets, we set the target bonus for 2007 at 50% and the target bonus for 2008 at 60% and we expect that the Company will achieve the budget objectives. By setting the target bonus at these levels, the named executive officers have incentives to outperform the target levels. Achievement of the target bonus for 2008 will require an improvement of 9% in papermaking efficiency over

2007 levels. The threshold for the maximum bonus is approximately 13% above the threshold for the minimum bonus, and approximately 3% above the threshold for the target bonus.

The performance targets for converting efficiency for both 2007 and 2008 are designed to reward our named executive officers if the Company achieves levels of converting efficiency beyond the prior year's performance. In both years, converting efficiency is measured as the actual production of our converting machines as a percentage of their rated capacity, on an annual basis. Based on our annual budgets, we set the target bonus for 2007 at 50% and the target bonus for 2008 at 60% and we expect that the Company will achieve the budget objectives. As with papermaking efficiency, we expect that setting the target bonus at these levels provides the named executive officer with incentives to outperform the target levels. Achievement of the target bonus for 2008 will require an improvement of 20% in converting efficiency over 2007 levels. The threshold for the maximum bonus is approximately 24% above the threshold for the minimum bonus, and approximately 5% above the threshold for the target bonus.

Equity-based compensation. Orchids' Stock Incentive Plan's purpose is to provide the Company with a means to assist in recruiting, retaining, and rewarding certain employees, directors, and consultants and to motivate such individuals to exert their best efforts on behalf of the Company by providing incentives through the granting of awards. By granting awards to such individuals, the Company expects that the interests of the recipients will be better aligned with those of the Company.

The Company's Compensation Committee is the administrator of the Stock Incentive Plan. Subject to the express provisions of the plan, the committee has plenary authority, in its discretion, to determine the individuals to whom, and the time or times which, awards shall be granted and the number of shares, if applicable, to be subject to each award. In making such determinations, the committee may take into account the nature of services rendered by the respective individuals, as well as their present and potential contributions to the Company's success.

Stock option awards can be made at the commencement of employment. Additionally, grants can be made following a significant change in job responsibilities or to meet other special retention objectives. The Compensation Committee reviews and approves stock option awards to executive officers based upon a number of factors, including the number of shares vesting for each named executive officer in each year and the amount of equity held by each named executive officer in the aggregate, its assessment of individual performance, and retention considerations. Periodic stock option awards are made at the discretion of the Compensation Committee to eligible employees and, in appropriate circumstances, the Compensation Committee considers the recommendations of members of management.

The following table shows the vested equity for each named executive officer as of December 31, 2006, the number of shares vesting each year until the option is fully vested and the aggregate number of shares subject to the outstanding option grants:

	Vested	2007	2008	2009	2010	2011	Total Option Shares
Robert R. Snyder	—	45,000	45,000	45,000	45,000	45,000	225,000
Keith R. Schroeder.	57,000	28,500	28,500	28,500	—	—	142,500
Michael P. Sage(1).	93,000	46,500	—	—	—	—	139,500

(1) Mr. Sage retired in July 2007, and exercised in full his vested options on October 5, 2007. All of his unvested options terminated upon his retirement.

Mr. Snyder's option shares were awarded upon his commencement of service to the Company and were based on the number of shares granted to our previous President and Chief Executive Officer.

401(k) plans. We have three 401(k) retirement saving plans. One covers all non-union employees, one covers the Company's union employees in the paper mill, and one covers the Company's union employees in the converting facility. Our executives officers are covered by the non-union plan. The Company may make matching or additional contributions to the plan, to be determined annually by the Compensation Committee, for the benefit of all participants. In recent years the Company's policy has been to make a matching contribution of 75% of a salaried employee's deferrals up to 8% of wages paid, which deferrals are limited by the IRS prescribed maximum.

Perquisites. We offer a very limited array of perquisites to our named executive officers. All salaried employees of the Company receive a term life insurance benefit of one year's base salary while employed by the Company, as well as short-term and long-term disability insurance coverage. The Company believes that these certain limited perquisites are an important element of compensation for attracting and retaining high caliber executive officers, but that perquisites are not the most effective means of achieving the Company's compensation objectives.

In addition to these perquisites, we agreed to provide certain benefits associated with Mr. Snyder's relocation to Tulsa. These include reimbursing Mr. Snyder for the closing costs associated with selling his residence in Memphis, the closing costs associated with buying a residence in Tulsa, actual moving expenses associated with moving to Tulsa as well as an additional moving allowance of $23,500 upon completing the move, and a gross up payment to cover taxes associated with these expense reimbursements and allowances. Further, we are reimbursing Mr. Snyder for the cost of reasonable temporary living in an apartment in Tulsa and of reasonable travel between Tulsa and Memphis to visit his family. In 2007, these perquisites totaled $17,003. The Compensation Committee believed that offering such benefits to Mr. Snyder was necessary to induce him to accept the chief executive officer position with us.

Severance, change in control, and other post-employment payments. The Company's named executive officers have severance and change in control provisions as part of their employment agreements. The purpose of these provisions is to aid in retention and recruitment. In addition, by providing for change of control payments, we are able to encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company and protect the earned benefits of the officer against adverse changes resulting from a change in control. The level of payments provided under these provisions is consistent with what the Compensation Committee views as common industry practices. These arrangements are described in greater detail in the section of the proxy captioned "EXECUTIVE COMPENSATION - Potential Payments Upon Termination or Change in Control."

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation of the Company's Chief Executive Officer, the Chief Financial Officer and each of the Company's three most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2007. In 2007, the Chief Executive Officer and the Chief Financial Officer were the Company's only executive officers. We refer to these persons as the "named executive officers" elsewhere in this proxy statement.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	All Other Compensation	Total
Robert A. Snyder(2) .... President and Chief Executive Officer	2007	$ 91,346	$ —	$192,783	$17,003(3)	$301,132
Michael P. Sage(4) .... Former Chief Executive Officer and President	2007	$121,875	$ —	$ —	$99,209(5)	$221,084
	2006	$225,000	$135,000	$ —	$43,484(5)	$403,484
Keith R. Schroeder .... Chief Financial Officer	2007	$152,385	$ 58,000	$ 68,134	$11,625(6)	$290,144
	2006	$145,806	$ 70,000	$ 68,134	$11,250(6)	$295,190

(1) The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2007 for the fair value of stock options granted to each named executive officer in fiscal 2007, as well as prior fiscal years, in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be recognized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 18, 2008.

(2) Mr. Snyder joined the Company on August 20, 2007.

(3) Consists of personal travel and temporary housing allowance.

(4) Mr. Sage retired from the Company on July 15, 2007.

(5) Consists of car allowance paid to named executive, matching Company contributions to the Company's 401(k) plan and payments in lieu of vacation. Payment in lieu of vacation totaled $74,964 in 2007.

(6) Consists of matching Company contributions to the Company's 401(k) plan.

Stock Option Grants in 2007

The following table sets forth certain information concerning stock option grants to our Chief Executive Officer during the year ended December 31, 2007. None of the other executive officers received stock option grants during the year ended December 31, 2007.

Name	No. of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2007	Exercise Price per Share	Expiration Date	Grant Date Value(1)
Robert A. Snyder..................	225,000	94%	$6.81	8/20/2017	$707,000

(1) Grant Date Values were estimated at the date of grant of the options using the Black-Scholes option valuation model with the following assumptions: risk-free interest rate of 4.63%, volatility factor of the expected market price of the Company's common stock of 40%, no dividend yield on the Company's Common Stock, and weighted average expected life of the options of six years. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

As more fully discussed beginning at page 30, the Company's Stock Incentive Plan provides for grants of stock options, stock appreciation rights, performance-based awards, as well as other stock based awards and cash based awards. With respect to executive officers and directors, the Company makes equity awards under the Stock Incentive Plan to encourage them to focus on long-term Company performance.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information on the current holdings of stock options by the named executive officers.

	Options Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Expiration Date(2)
Robert A. Snyder	45,000	180,000	$6.81	August 20, 2017
Keith R. Schroeder.	85,500	57,000	$5.33	April 14, 2015
Michael P. Sage	—	—	—	—

(1) Options vest and become exercisable in increments of 20% each on the date of grant and the anniversary thereof over the next four years. The Company's former Chief Executive Officer and President, Michael P. Sage exercised his vested options on October 4, 2007. His remaining, unvested options expired. The table below provides the grant date for each outstanding equity award at the end of fiscal 2007 and the respective vesting schedule:

Officer	Grant Date	Number of Stock Options Granted	Vesting Period						
			Prior to 2007	2007	2008	2009	2010	2011	2012
Robert A. Snyder . . .	August 20, 2007	225,000	—	45,000	45,000	45,000	45,000	45,000	—
Keith R. Schroeder . .	April 14, 2005	142,500	57,000	28,500	28,500	28,500	—	—	—

(2) The expiration date of each option occurs ten years after the date of grant of each option.

Option Exercises in Last Fiscal Year

The following table sets forth option exercises by the named executive officers during the fiscal year ended December 31, 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Michael P. Sage(1)	139,500	$360,000

(1) The Company's former Chief Executive Officer and President exercised his vested options on October 4, 2007 by tendering cash and 51,198 shares of common stock as payment for the exercise. His remaining, unvested options expired.

Potential Payments Upon Termination or Change in Control

Name	Termination with Cause	Termination Due to Death Disability, Injury or Illness	Termination Upon Change in Control(1)	Termination without Cause	Termination by Employee After Material Change	Termination by Employee
Robert A. Snyder	—	—	$693,000	$250,000	$250,000	—
Keith R. Schroeder	—	—	$480,500(2)	154,800(2)	—	—

(1) The payments upon a change in control include the value of the executive's unvested stock options which would vest upon such an event. The value of such options in this column represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2007 for the fair value of stock options granted to

each named executive officer in fiscal 2007, as well as prior fiscal years, in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be realized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 18, 2008.

(2) Upon termination without cause, including upon a change in control, Mr. Schroeder is entitled to the lesser of one year's salary or the remaining salary he would have received had he remained employed through the end of the term of his employment agreement. In either case, he is also entitled to a pro rata portion of his bonus.

The Company has agreed, in their respective employment agreements, to provide the Company's president and chief executive officer and the Company's chief financial officer with certain payments in connection with their severance from employment. These employment agreements were designed to provide a competitive compensation package to the named executive officers, encourage continued attention and dedication to assigned duties during periods involving a possible change in control of the Company and to protect the earned benefits of the officer against adverse changes resulting from a change in control. Severance payments would not be made in the event the named executive officer is terminated for cause. Cause is defined in the Company's employment agreements as:

- the employee engages in acts of personal dishonesty or fraud involving the Company;

- the employee breaches their contractual agreement; or

- the employee fails to perform the responsibilities of his position with the Company, or fails or refuses to perform the duties assigned to him in accordance with his contract.

If either executive is terminated for cause, no severance is provided. If an executive is terminated without cause, severance is equal to one year's salary with regard to the chief executive officer, and is the lesser of one year's salary or the remaining term of his contract with regard to the chief financial officer. In addition, the chief financial officer is entitled to a pro rata portion of his bonus if he is terminated without cause.

The chief financial officer's employment agreement also provides that, upon termination for cause or by voluntarily terminating his employment with us, the Company may elect to repurchase shares of the Company's stock held by him at the greater of $2.43 per share (subject to adjustment for stock splits, stock dividends, and other stock recapitalizations affecting us) or its fair market value.

In the event of a change in control, all stock options under the Stock Incentive Plan vest immediately. Change in control is defined in the Company's 2005 Stock Incentive Plan to mean:

(i) the purchase or other acquisition (other than from the Company) by any person, entity or group of persons, within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934 (excluding, for this purpose, the Company or its subsidiaries or any employee benefit plan of the Company or its subsidiaries), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of 20% or more of either the then-outstanding shares of common stock of the Company or the combined voting power of the Company's then-outstanding voting securities entitled to vote generally in the election of directors; or

(ii) individuals who, as of the date of the plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board, provided that any person who becomes a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934) shall be, for purposes of this section, considered as though such person were a member of the Incumbent Board; or

(iii) approval by the stockholders of the Company of a reorganization, merger or consolidation, in each case with respect to which persons who were the stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of, respectively, the common stock and the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated corporation's then-outstanding voting securities, or of a liquidation or dissolution of the Company or of the sale of all or substantially all of the assets of the Company.

Mr. Sage retired from the Company on July 15, 2007 as our Chief Executive Officer and President. Mr. Sage received payment of $74,964 for accrued vacation, but did not receive any other payments upon his retirement.

DIRECTORS' COMPENSATION

The Company's non-employee directors are paid an annual fee of $20,000; the Company's chairman receives an annual fee of $50,000 because of the additional responsibilities and time commitment of the position. The chairman of the Audit Committee receives an additional fee of $10,000, and the chairman of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional fee of $5,000. The Company reimburses members of the Board of Directors for travel expenditures related to their services to the Company. The committee believes directors' incentives should be to improve the long-term value of the Company and promote stockholder returns. Accordingly, they are also compensated with awards under the Stock Incentive Plan. It has been the Company's practice to award options covering 3,750 shares of Common Stock upon a new non-employee director's election to the Board of Directors. The Company also awarded options covering 3,750 shares of stock in connection with the ongoing non-employee members of the board's re-election at the 2006 and 2007 annual meetings of Stockholders.

Name	Year	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total
Gary P. Arnold	2007	$20,000(2)	$ 8,000(3)	—	$ 28,000
	2006	$20,000(2)	$16,000(3)	—	$ 36,000
Steven R. Berlin	2007	$22,500(4)	$ 8,000(5)	—	$ 30,500
	2006	$20,000(4)	$28,000(5)	—	$ 48,000
John C. Guttilla	2007	$25,000(6)	$ 8,000(7)	—	$ 33,000
	2006	$20,000(6)	$16,000(7)	—	$ 36,000
Douglas E. Hailey	2007	$35,000(8)	$ 8,000(9)	—	$ 43,000
	2006	$50,000(8)	—	—	$ 50,000
Jeffrey S. Schoen	2007	$22,500(10)	$22,000(11)	—	$ 44,500
	2006	—	—	—	—
Jay Shuster	2007	$35,000(12)	$22,000(13)	$70,000(14)	$127,000
	2006	—	$13,000(13)	—	$ 13,000

(1) The amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2007 for the fair value of stock options granted to each named executive officer in fiscal 2007, as well as prior fiscal years, in accordance with SFAS 123(R). Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts in this column reflect our accounting expense for these awards and do not correspond to the actual value that will be realized by each named executive officer. For the relevant assumptions used in determining the fair value of stock option awards, refer to "Stock Option Expense" in Note 1 to the Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on March 18, 2008.

(2) Mr. Arnold's fees were earned for his service as a non-employee director.

(3) Mr. Arnold holds a total of 11,250 option shares under the Stock Incentive Plan, 3,750 of which were granted in each of 2007 and 2006, respectively.

(4) Mr. Berlin's fees were earned for his service as a non-employee director ($20,000 in each of 2006 and 2007) and as chairman of the nominating and corporate governance committee ($2,500 in 2007).

(5) Mr. Berlin holds a total of 11,250 option shares under the Stock Incentive Plan, of which 3,750 were granted in 2007 and 7,500 were granted in 2006.

(6) Mr. Guttilla's fees were earned for his service as a non-employee director ($20,000 in each of 2006 and 2007) and as chairman of the audit committee ($5,000 in 2007).

(7) Mr. Guttilla holds a total of 11,250 option shares under the Stock Incentive Plan, 3,750 of which were granted in 2007 and 2006, respectively.

(8) Mr. Hailey's fees were earned for his service as Chairman of the Board ($50,000 in 2006 and $25,000 in 2007) and for his service as a non-employee director ($10,000 in 2007).

(9) Mr. Hailey holds a total of 3,750 option shares under the Stock Incentive Plan, all of which were granted in 2007. In addition he holds 45,000 shares pursuant to underwriter warrants that were issued in 2005.

(10) Mr. Schoen's fees were earned for his service as a non-employee director ($20,000 in 2007) and as chairman of the compensation committee ($2,500 in 2007).

(11) Mr. Schoen holds a total of 7,500 option shares under the Stock Incentive Plan, all of which were granted in 2007.

(12) Mr. Shuster's fees were earned for his service as chairman of the board of directors ($25,000 in 2007) and as a non-employee director ($3,500 in 2007).

(13) Mr. Shuster holds a total of 13,750 option shares under the Stock Incentive Plan, of which 10,000 were granted in 2007 and 3,750 were granted in 2006.

(14) Includes $70,000 in fees in connection with Mr. Shuster's consulting arrangement with the Company.

Limitation of Liability and Indemnification

The Company's amended and restated certificate of incorporation provides that we may indemnify the Company's directors, officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Company maintains a directors' and officers' liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors.

In addition, the Company's amended and restated certificate of incorporation limits the personal liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in the Company's amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The Company has entered into separate indemnification agreements with each of the Company's directors and officers which are broader than the specific indemnification provision contained in the Delaware General Corporation Law. Under these agreements, the Company is required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of the Company's directors or officers. The Company is obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company's best interests. With respect to any criminal proceeding, the Company is obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.

Employee Benefit Plans

Stock Incentive Plan. The Company's Stock Incentive Plan was adopted by the Company's Board of Directors and approved by the stockholders in April 2005. The plan provides for the granting of incentive stock options to employees and for the granting of non-qualified stock options, stock appreciation rights and other cash or stock-based awards to employees, directors and consultants selected by the Company's Compensation Committee. For further discussion regarding the Company's Stock Incentive Plan, see "Description of the Plan," beginning on page 30.

401(k) Plan. The Company established three 401(k) retirement savings plans in 1998. One plan covers all salaried employees, one covers the Company's union employees in the paper mill and one covers the Company's union employees in the converting facility. Each of the Company's participating employees may contribute to the 401(k) plan, through payroll deductions, not less than 1% nor more than 25% of his or her compensation. The Company may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by the Company's Board of Directors in the case of the Company's 401(k) plan for salaried employees, and by the respective union contracts in the case of the 401(k) plans for union employees. Employees may elect to invest their contributions in various established mutual funds. All amounts contributed by employee participants are fully vested at all times. Under the two union plans, employer matching contributions are fully vested at all times. Under the salaried employees' plan, the employer matching contributions vest ratably over the first four years of employment. For the years ended December 31, 2005, 2006 and 2007, administrative expenses paid to the third-party provider related to the 401(k) plans were $18,000, $19,000 and $15,000, respectively.

AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

The Company has employment agreements with Robert Snyder, the Company's President and Chief Executive Officer, and Keith R. Schroeder, the Company's Chief Financial Officer.

Mr. Snyder's agreement has an initial term ending on December 31, 2011 and is automatically renewed for one-year terms thereafter unless terminated by either party upon 60 days notice prior to the end of the then-current term. The agreement may be terminated by us prior to the end of the term upon Mr. Snyder's death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Snyder receives an annual base salary of $250,000, subject to annual adjustments to reflect any increase from the previous year in the applicable Consumer Price Index. Mr. Snyder's current base salary is $250,000. Mr. Snyder is entitled to an annual bonus targeted at 60% of his annual salary. Mr. Snyder is entitled to a severance payment of one year's salary if the Company terminates him without cause or if he terminates his employment for good reason, and no severance payment if he is terminated for cause or if he terminates his employment other than for good reason. If the Company terminates Mr. Snyder without cause of if he terminates his employment for good reason within the twelve (12) months following a change of control, he is entitled to a severance payment of two (2) year's salary.

Mr. Schroeder's agreement has a term of five years from March 2004. The agreement may be terminated by us prior to the end of the term upon Mr. Schroeder's death, disability or for cause (as defined in the agreement). As compensation for his services, Mr. Schroeder receives a minimum annual base salary of $135,000, subject to adjustment by the President and Chief Executive Officer. Mr. Schroeder's current base salary is $154,800. Mr. Schroeder is entitled to an annual bonus as determined by the Company's Chief Executive Officer with the advice and consent of the Company's Compensation Committee. Mr. Schroeder's agreement also provides that, upon termination for cause or Mr. Schroeder voluntarily terminating his employment with us, the Company may elect to repurchase shares of the Company's stock held by Mr. Schroeder at the greater of $2.43 per share (subject to adjustment for stock splits, stock dividends and other stock recapitalizations affecting us) or its fair market value.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since the beginning of 2007, there has not been, nor is there currently planned, any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of the Company's common stock or any member of such persons' immediate families had or will have a direct or indirect material interest other than agreements which are described under the caption "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS" and the transactions described below.

Management Services Agreement

In March 2004, the Company entered into a management services agreement with Weatherly Group, LLC and Taglich Brothers, Inc., the underwriter in the July 2005 initial public offering. Under this agreement, these parties agreed to provide advisory and management services to us in consideration of an annual management fee of $325,000, payable monthly, and additional fees based on a formula if the Company engages in certain major transactions. In April 2005, the management services agreement was amended and restated to reduce the annual management fee to $125,000, payable monthly, in consideration of a lump sum payment of $150,000 and the completion of the July 2005 initial public offering. During 2007, the Company paid a management fee of $20,833 under this agreement of which $10,000 was paid to Taglich Brothers, Inc. Mr. Hailey is a member of the Company's Board of Directors and is a Managing Director of the Investment Banking Division of Taglich Brothers, Inc. Michael Taglich and Robert Taglich are both principals of Taglich Brothers, Inc. and own 7.3% and 6.8%, respectively, of the outstanding common stock of the Company. This agreement was terminated by Orchids effective March 2, 2007.

Indemnification and Employment Agreements

As permitted by the Delaware General Corporation Law, we have adopted provisions in the Company's amended and restated certificate of incorporation and bylaws that authorize and require us to indemnify the Company's officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. The Company's amended and restated bylaws provide that the Company will indemnify the Company's directors and officers, and may indemnify the Company's employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Company currently has a directors' and officers' liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances. We believe that these indemnification and liability provisions are essential to attracting and retaining qualified persons as officers and directors. The Company has also entered into employment agreements with the Company's named executive officers. See "AGREEMENTS WITH NAMED EXECUTIVE OFFICERS."

The Company has entered into indemnification agreements with the Company's directors and executive officers. Under these agreements, the Company is required to indemnify them against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of the Company's directors or officers. The Company is obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company's best interests. With respect to any criminal proceeding, the Company is obligated to pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements.

In addition, the Company's amended and restated certificate of incorporation limits the personal liability of the Company's directors to the Company and its stockholders for monetary damages to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in the Company's amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or the Company's stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and the Company, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Underwriter's Warrants

In connection with the Company's initial public offering, the Company issued warrants to Taglich Brothers, Inc., which acted as the underwriter, and its affiliates to purchase up to 225,000 shares of the Company's Common Stock. Douglas E. Hailey, a member of the Company's Board of Directors and the Vice President of the Investment Banking Division of Taglich Brothers, Inc., was issued a warrant to purchase up to 45,000 shares of the Company's Common Stock. The warrants are exercisable during the four-year period ending on July 14, 2010 at a price per share equal to $6.40 and allow for cashless exercise. The warrants provide for registration rights, including a one-time demand registration right and unlimited piggyback registration rights, and customary antidilution provisions for stock dividends, splits and recapitalization.


PROPOSAL II.

**RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**


The firm of Tullius Taylor Sartain & Sartain LLP served as the Company's independent registered public accounting firm for the year ended December 31, 2007. The Audit Committee of the Board of Directors has appointed Tullius Taylor Sartain & Sartain LLP to act in that capacity for the year ending December 31, 2008. A representative of Tullius Taylor Sartain & Sartain LLP is expected to be present at the annual meeting with the opportunity to make a statement if he or she desires to do so and to be available to respond to appropriate questions from stockholders.

Although the Company is not required to submit this appointment to a vote of the stockholders, the Audit Committee of the Board of Directors continues to believe it appropriate as a matter of policy to request that the stockholders ratify the appointment of Tullius Taylor Sartain & Sartain LLP as independent registered public accounting firm. If the stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for stockholder rejection and consider whether to retain Tullius Taylor Sartain & Sartain LLP or appoint another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFI-CATION OF TULLIUS TAYLOR SARTAIN & SARTAIN LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008.

Fees Paid to Independent Registered Public Accounting Firm

Audit Fees. The aggregate fees for professional services rendered by Tullius Taylor Sartain & Sartain LLP for the audit of the Company's financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 2007, for the internal control audit required by Section 404 of the Sarbanes-Oxley Act of 2002 and for the review of the Company's financial statements included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 were approximately $156,000. Of this total, fees attributable to the internal control audit amounted to $66,000 for the year ended December 31, 2007. Comparable fees for the 2006 audit and three quarterly reviews amounted to $89,000. Comparable fees for the 2005 audit and two quarterly reviews amounted to $86,000. In addition, the Company incurred fees of $138,000 in connection with the initial public offering in July 2005.

Audit-Related Fees. The aggregate fees billed for audit-related services rendered by Tullius Taylor Sartain & Sartain LLP were approximately $8,500, $8,500 and $12,000 in 2007, 2006 and 2005, respectively. These fees primarily relate to audits of the Company's defined contribution pension plans in each year as well as Audit Committee and other technical consultations in 2005.

Tax Fees. The aggregate fees paid to Tullius Taylor Sartain & Sartain LLP for tax compliance and tax consulting amounted to approximately $15,000, $10,000 and $7,000 in 2007, 2006 and 2005.

All Other Fees. There were no other fees paid to, or services rendered by, Tullius Taylor Sartain & Sartain LLP in 2007, 2006 and 2005.

The following table sets forth fees paid to Tullius Taylor Sartain & Sartain LLP:

	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2005	$224,000	$12,000	$ 7,000	—
2006	$ 90,000	$ 8,500	$10,000	—
2007	$156,000	$ 8,500	$15,000	—

Policy Regarding Pre-Approval of Services Provided by the Independent Registered Public Accounting Firm

The Audit Committee Charter requires the committee's pre-approval of all services, both audit and permitted non-audit, to be performed for the Company by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a schedule of all proposed services expected to be rendered during that year for each of four categories of services to the Audit Committee for approval. The Audit Committee pre-approves these services by category of service. In determining whether proposed services are permissible, the committee considers whether the provision of such services is compatible with maintaining auditor independence. As part of its consideration of proposed services, the committee may (i) consult with management as part of the decision making process, but may not delegate this authority to management, and (ii) delegate, from time to time, its authority to pre-approve such services to one or more committee members, provided that any such approvals are presented to the full committee at the next scheduled Audit Committee meeting.

The fees are budgeted and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm.

The percentage of hours expended on the principal accountant's engagement to audit the Company's financial statements for the fiscal year ended December 31, 2007 that were attributable to work performed by persons other than the principal accountant's full-time, permanent employees was less than 50%.


PROPOSAL III.

AMENDMENT OF STOCK INCENTIVE PLAN


The Orchid's Paper Products Company Stock Incentive Plan (the "Plan") presently states that 697,500 shares of our common stock have been allocated to, and will be reserved to satisfy awards under, the Plan. On February 6, 2008 our Board of Directors approved an amendment to the Plan to increase the number of shares allocated to the Plan by 200,000 shares from 697,500 shares to 897,500 shares of common stock. As of March 31, 2008, awards to purchase 460,000 shares were outstanding, and 98,000 shares remain available for future awards under the Plan, or approximately 14% of the shares originally reserved.

Our Board of Directors and the Compensation Committee believe that the granting of awards under the Plan better aligns the interests of the recipients with our interests. The Plan was established to provide the Company with a means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on our behalf by providing incentives through the granting of awards. Our Board of Directors and the Compensation Committee of our Board of Directors believe that increasing the shares allocated to the Plan by 200,000 is in the best interests of the Company and our shareholders because it will permit us to attract and retain key employees by providing them with appropriate equity incentives.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE COMPANY'S STOCK INCENTIVE PLAN TO INCREASE THE NUMBER OF SHARES THAT MAY BE ISSUED UNDER THE PLAN FROM 697,500 TO 897,500.

The proposed amendment will not become effective unless stockholder approval of this proposal is obtained. Approval will require the affirmative vote of a majority of the shares voted.

Description of the Plan

The following is a summary of the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan. You are urged to read the actual text of the Plan in its entirety which has been previously filed as exhibit 10.2 to our Registration Statement on Form S-1 (File No. 333-124173) dated April 19, 2005. The previously filed Plan reflects the authorized shares prior to our three-for-two stock split on July 7, 2006.

Purpose. The purpose of the Plan is to provide us with a means to assist in recruiting, retaining and rewarding certain employees, directors and consultants and to motivate such individuals to exert their best efforts on our behalf by providing incentives through the granting of awards. By granting awards to such individuals, we expect that the interests of the recipients will be better aligned with our interests.

Stock Subject to the Plan. Currently a total of 697,500 shares of common stock may be issued under the Plan, subject to adjustments. The Company may use shares held in treasury in lieu of authorized but unissued shares. If any award expires or terminates, the shares subject to such award shall again be available for purposes of the Plan. Any shares used by the participant as payment to satisfy a purchase price related to an award, and any shares withheld by the Company to satisfy an applicable tax-withholding obligation, shall again be available for purposes of the Plan.

Administration of the Plan. The Plan is administered by the Compensation Committee, all of the members of which are independent as required by law. The Compensation Committee has sole discretion over determining individuals eligible to participate in the Plan and the time or times at which awards will be granted and the number of shares, if applicable, which will be granted under an award. Subject to certain limitations, the Compensation Committee's power and authority includes, but is not limited to, the ability to interpret the plan, to establish rules and regulations for carrying out the plan and to amend or rescind any rules previously established, to determine the terms and provisions of the award agreements and to make all other determinations necessary or advisable for the administration of the plan.

Eligible Persons. Any of our employees and directors, as well as consultants to us, who are selected by the Compensation Committee are eligible to receive awards. The Compensation Committee will consider such factors as it deems pertinent in selecting participants and in determining the type and amount of their respective awards, provided that incentive stock options may only be granted to employees.

Grant of Awards. The types of awards that may be granted under the Plan are stock options (either incentive stock options or non-qualified stock options), stock appreciation rights, performance-based awards, as well as other stock-based awards and cash-based awards. Awards are evidenced by an agreement and an award recipient has no rights as a stockholder with respect to any securities covered by an award until the date the recipient becomes a holder of record of the Company's common stock.

On the date of the grant, the exercise price must equal at least 100% of the fair market value in the case of incentive stock options, or 110% of the fair market value with respect to optionees who own at least 10% of the total combined voting power of all classes of stock. The fair market value is determined by computing the arithmetic mean of the high and low stock prices on a given determination date. The exercise price on the date of grant is determined by the Compensation Committee in the case of non-qualified stock options.

Stock appreciation rights granted under the plan are subject to the same terms and restrictions as the option grants and may be granted independent of, or in connection with, the grant of options. The Compensation Committee determines the exercise price of stock appreciation rights. A stock appreciation right granted independent of an option entitles the participant to payment in an amount equal to the excess of the fair market value of a share of the Company's common stock on the exercise date over the exercise price per share, times the number of stock appreciation rights exercised. A stock appreciation right granted in connection with an option entitles the participant to surrender an unexercised option and to receive in exchange an amount equal to the excess of the fair market value of a share of the Company's common stock over the exercise price per share for the option, times the number of shares covered by the option which is surrendered. Fair market value is determined in the same manner as it is determined for options.

The Compensation Committee may also grant awards of stock, restricted stock and other awards valued in whole or in part by reference to the fair market value of the Company's common stock. These stock-based awards, in the discretion of the Compensation Committee, may be, among other things, subject to completion of a specified period of service, the occurrence of an event or the attainment of performance objectives. Additionally, the Compensation Committee may grant awards of cash, in values to be determined by the Compensation Committee. If any awards are in excess of $1,000,000 such that Section 162(m) of the Internal Revenue Code applies, the committee may, in its discretion, alter its compensation practices to ensure that compensation deductions are permitted.

Awards granted under the plan are generally not transferable by the participant except by will or the laws of descent and distribution, and each award is exercisable, during the lifetime of the participant, only by the participant or his or her guardian or legal representative, unless permitted by the committee.

Awards Granted. As of March 31, 2008, we have granted options to purchase 599,500 shares and 98,000 shares remain available for future awards under the Plan, or approximately 14% of the 697,500 total shares originally reserved. The table below sets forth the number of shares subject to awards which have been granted through March 31, 2008 to (i) our named executive officers, (ii) our named executive officers as a group, (iii) all current directors who are not named executive officers, and (iv) all employees, including officers who are not named executive officers, as a group:

Award Recipients	Number of Shares Awarded
Named executive officers:	
Keith R. Schroeder	142,500
Robert A. Snyder	225,000
Executive Officers As a Group	367,500
All other employees, as a group:	30,000
Current Directors who are not Named Executive Officers:	
Gary P. Arnold	11,250
Steven R. Berlin	11,250
John C. Guttilla	11,250
Douglas E. Hailey	3,750
Jeffrey S. Schoen	7,500
Jay Shuster	13,750
Total	456,250

Options granted under the plan will vest as provided by the Compensation Committee at the time of the grant. The Compensation Committee may provide for accelerated vesting or termination in exchange for cash of any outstanding awards or the issuance of substitute awards upon consummation of a change in control, as defined in the plan. The currently outstanding employee options vest 20% on the date of grant and then ratably at 20% per year over the following four years. Options granted to members of the Board of Directors vested upon grant.

Amendment. The plan may be amended, altered, suspended or terminated by the administrator at any time. The Company may not alter the rights and obligations under any award granted before amendment of the plan without the consent of the affected participant. Unless terminated sooner, the plan will terminate automatically in April 2015.

Federal Income Tax Consequences of Awards

The following is a summary of the U.S. federal income tax consequences that generally will arise with respect to awards granted under the plan and with respect to the sale of common stock acquired under the plan. The federal tax laws may change and the federal, state and local tax consequences for any participant will depend upon his or her individual circumstances. The tax consequences for any particular individual may be different.

Incentive Stock Options. Some options may constitute "incentive stock options" within the meaning of Section 422 of the Code. If we grant an incentive stock option, the recipient is not required to recognize income upon the grant of the incentive stock option, and we will not be allowed to take a deduction. Similarly, when a recipient exercises any incentive stock options, provided he or she has not ceased to be an employee of the Company and all affiliates for more than three months before the date of exercise, such employee will not be required to recognize income, and we will not be allowed to take a deduction. For purposes of the alternative minimum tax, however, the amount by which the aggregate fair market value of common stock acquired on exercise of an incentive stock option exceeds the exercise price of that option generally will be an adjustment included in alternative minimum taxable income for the year in which the incentive stock option is exercised. The Code imposes an alternative minimum tax on a taxpayer whose tentative minimum tax, as defined in Section 55(b) (1) of the Code, exceeds the taxpayer's regular tax.

Additional tax consequences will depend upon how long the recipient holds the shares of common stock received after exercising the incentive stock options. If the shares are held for more than two years from the date of grant and one year from the date of exercise of the option, upon disposition of the shares, any gain upon the subsequent sale of the common stock will be taxed as a long-term capital gain or loss. If the recipient disposes of shares acquired upon exercise of an incentive stock option which shares were held for two years or less from the date of grant or one year or less from the date of exercise ("Disqualifying Disposition"), the recipient generally will recognize ordinary income in the year of the disposition.

To the extent that a recipient recognizes ordinary income, we are allowed to take a deduction. In addition, a recipient must recognize as short-term or long-term capital gain, depending on whether the holding period for the shares exceeds one year, any amount that is realized upon disposition of those shares which exceeds the fair market value of those shares on the date of exercise of the option.

Non-Qualified Stock Options. If a recipient receives a non-qualified stock option, he or she will not recognize income at the time of the grant of the stock option, nor will we be entitled to a deduction. However, such person will recognize ordinary income upon the exercise of the non-qualified stock option. The amount of ordinary income recognized equals the difference between (a) the fair market value of the stock on the date of exercise and (b) the amount paid for the stock. We will be entitled to a deduction in the same amount. The ordinary income recognized will be subject to applicable tax withholding by us. When the shares are sold, any difference between the sales price and the basis (i.e., the amount paid for the stock plus the ordinary income recognized) will be treated as a capital gain or loss, depending on the holding period of the shares.

Performance-Based Awards/Stock Appreciation Rights. An award recipient generally will not recognize taxable income upon the grant of performance-based awards or stock appreciation rights. Instead, such person will recognize as ordinary income, and we will have as a corresponding deduction, any cash delivered and the fair market value of any common stock delivered in payment of an amount due under the performance award or stock appreciation right. The ordinary income recognized will be subject to applicable tax withholding.

Upon selling any common stock received by a recipient in payment of an amount due under a performance award or stock appreciation right, such recipient generally will recognize a capital gain or loss in an amount equal to the difference between the sale price of the common stock and the tax basis in the common stock, depending on the holding period for the shares.

Other Stock-Based Awards and Cash-Based Awards. The tax consequences associated with any other stock-based award or cash-based award granted under the Plan will vary depending on the specific terms of the award, including whether the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property under the award, the applicable holding period and the recipient's tax basis.

Income Tax Rates on Capital Gain and Ordinary Income. Under current tax law, short-term capital gain and ordinary income will be taxable at a maximum federal rate of 35%. Phaseouts of personal exemptions and reductions of allowable itemized deductions at higher levels of income may result in slightly higher effective tax rates. Ordinary compensation income generally will also be subject to the Medicare tax and, under certain circumstances, a social security tax. On the other hand, the relevant long-term capital gain will be taxable at a maximum federal rate of 15%.

Effect of Section 162(m) of the Code. Pursuant to Section 162(m) of the Code, we may not deduct compensation of more than $1,000,000 that is paid in a taxable year to an individual who, on the last day of the taxable year, is our chief executive officer or among one of our four other highest compensated officers for that year. The deduction limit, however, does not apply to certain types of compensation, including qualified performance-based compensation. Compensation attributable to incentive stock options and non-qualified stock options granted under the Plan could be treated as qualified performance-based compensation and therefore not be subject to the deduction limit. In addition, the Compensation Committee may structure certain performance-based awards utilizing the performance criteria set forth in the Plan so that payments under such awards may likewise be treated as qualified performance-based compensation.

Use of New Plan Benefits

The future benefits or amounts that would be received under the Plan by executive officers and other employees are discretionary and are therefore not determinable at this time. It is anticipated that the 200,000 additional shares would be granted to executive officers, employees and directors consistent with past practice. This has included awards to executive officers and to directors upon their appointments to such positions, as well as annual awards to directors.

STOCKHOLDER PROPOSALS

The Company's amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the Company's principal executive offices not more than 120 days or less than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders, or between January 20, 2009 and February 21, 2009 in the case of the 2009 annual meeting. However, if no annual meeting was held in the previous year or if the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received before the close of business on the 10th day after the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. The Company's amended and restated bylaws specify the requirements for the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder proposals intended to be presented at the 2009 annual meeting must be received at the Company's principal executive office no later than February 20, 2009, in order to be included in the Company's proxy statement and proxy relating to that meeting. The Company will determine whether to include such proposal in accordance with regulations governing the solicitation of proxies.

CODE OF ETHICS

The Company has a Business Conduct Policy ("Code of Ethics") that applies to all of its directors, officers, and employees, including its senior financial officers. A copy of the Code of Ethics is available in the Corporate Governance section of the Company's website, which can be accessed from the homepage at *http://www.orchidspaper.com* by selecting "Investor Relations" followed by "Corporate Governance." We will post any amendments to the Code of Ethics in the same section of the Company's website.

OTHER MATTERS

Management intends to bring before the meeting only the matters specifically described above and knows of no other matters to come before the meeting. If any other matters or motions properly come before the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the recommendation of management on such matters or motions, including any matters dealing with the conduct of the meeting.

SOLICITATION OF PROXIES

The Company will bear the cost of the solicitation of proxies for the meeting. The Company are requesting that brokerage houses, banks, custodians, nominees and fiduciaries forward the proxy material to beneficial owners and their reasonable expenses of forwarding will be reimbursed by us. Solicitation will be made by mail and also may be made personally or by telephone, facsimile or other means by the Company's officers, directors and employees, without special compensation for the solicitation.

By Order of the Board of Directors

Keith R. Schroeder
Chief Financial Officer and Secretary

April 18, 2008

0   ■

REVOCABLE PROXY

ORCHIDS PAPER PRODUCTS COMPANY

ANNUAL MEETING OF STOCKHOLDERS - MAY 20, 2008

This Proxy is solicited on behalf of the Board of Directors of Orchids Paper Products Company

The undersigned stockholder(s), revoking all prior proxies, hereby appoint(s) Robert A. Snyder and Keith R. Schroeder, or either of them, the true and lawful attorneys-in-fact, agents and as proxies for the undersigned, with full power of substitution, to act and to vote all of the common stock of Orchids Paper Products Company that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held at the Ambassador Hotel located at 1324 South Main Street, Tulsa, Oklahoma 74119 on Tuesday, May 20, 2008, at 9:00 a.m., or at any adjournment or adjournments thereof. **The proxies are directed to vote as instructed on the matters set forth on this card and all other matters at their discretion which may properly come before the meeting.** The matters listed on the reverse side were proposed by the Company. The undersigned acknowledges that he/she has received a copy of the Notice of Annual Meeting of Stockholders and Proxy Statement.

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL MEETING. A SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

(Continued and to be signed on the reverse side.)

■   14475 ■

ANNUAL MEETING OF STOCKHOLDERS OF

ORCHIDS PAPER PRODUCTS COMPANY

May 20, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

■ 20730300000000001000 8   052008

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. ELECTION OF DIRECTORS: To elect as directors for one-year terms expiring at the Company's next annual meeting.

NOMINEES:

- ☐ FOR ALL NOMINEES
- ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES
- ☐ FOR ALL EXCEPT (See instructions below)

- ○ Gary P. Arnold
- ○ Steven R. Berlin
- ○ John C. Guttilla
- ○ Douglas E. Hailey
- ○ Jeffrey S. Schoen
- ○ Jay Shuster
- ○ Robert A. Snyder

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "**FOR ALL EXCEPT**" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM: To ratify Tullius Taylor Sartain & Sartain LLP as the Company's independent registered public accounting firm for 2008.	☐	☐	☐
3. AMENDMENT OF THE STOCK INCENTIVE PLAN: To amend the Company's Stock Incentive Plan to increase the number of shares that may be issued under the plan from 697,500 to 897,500.	☐	☐	☐

4. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO DIRECTION IS MADE BUT THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED FOR EACH OF THE NOMINEES FOR DIRECTOR LISTED, FOR THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, FOR THE AMENDMENT OF THE STOCK INCENTIVE PLAN, AND IN THE DISCRETION OF THE PROXIES ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

| Signature of Stockholder | | Date: | | Signature of Stockholder | | Date: | |

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.